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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF         MAY              , 2003
                --------------------------

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):
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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                             PERUSAHAAN PERSEROAN (PERSERO)
                                             PT TELEKOMUNIKASI INDONESIA
                                             -----------------------------------
                                                        (REGISTRANT)


DATE      MAY 13TH, 2003                     BY /s/ Rochiman Sukarno
    --------------------------                 ---------------------------------
                                                         (SIGNATURE)


                                                       ROCHIMAN SUKARNO
                                                 HEAD OF INVESTOR RELATION UNIT


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                         PERUSAHAAN PERSEROAN (PERSERO)
                       P.T. TELEKOMUNIKASI INDONESIA, TBK.

                                  ANNOUNCEMENT
                            No.Tel.228/PR110/UHI/2003

              RESULT OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           FOR THE FINANCIAL YEAR 2002

It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, Tbk., abbreviated as PT TELKOM, (hereafter referred to as "the Company"), that the Annual General Meeting of Shareholders (the "Meeting") for the financial year 2002 of the Company held on May 9th, 2003 in Jakarta, approved and decided the following matters:

RESULT OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

1. Approved the Annual Report of the Company submitted by the Board of Directors concerning the operation for the Financial Year 2002.

2. Approved and ratified the Audited Consolidated Financial Statements for the Financial Year 2002 together with the explanation thereof audited by the Public Accountant Office Eddy Pianto an associated company of Grant Thornton International whose report No:008/2003, dated March 25, 2003, expressed an "Unqualified Opinion" and gave acquittal and discharge to the Board of Directors and the Board of Commissioners (including the Board of Directors and the Board of Commissioners that have been replaced by the Extraordinary General Meeting of Shareholders year 2002) for the managerial and supervisory activities carried out during the financial year 2002 provided that the action does not contravene with the applicable rules and regulations and reflected in the Annual Accounts of the Company.

3. A. Approved and determined the allocation of net profit for the year 2002 in the amount of Rp.8,345,274,035,586.- as follows:

          a.   40% or Rp.3,338,109,614,234.40 or Rp.331.16 per share for
               dividend;
          b.   50% or Rp. 4,172,637,017,793.- for investment;
          c.   0,25% or Rp. 20,863,185,088.97 for social development fund;
          d.   9,75% or Rp. 813,664,218,469.64 for reserves fund;

     B.   Approved payment of dividend for the year 2002 as follows:

          a. Those who are eligible to receive cash dividend are Shareholders whose names are registered at the Company's Share Register at
               16.00 hours Jakarta Time on June 6, 2003.
          b. Dividend payment for public shareholders shall be paid in one payment, while dividend payment for the Government of the Republic of Indonesia will be delegated to Company's Board of Directors for its determination, in accordance to the applicable rules and regulations.
          C. Approved the authorisation to the Board of Director to further organize the distribution procedure of the said dividend.

4. Approved the authorisation to the Board of Commissioners to appoint Public Accountant to audit the Annual Account of the Company for the Financial Year 2003, provided that the appointed Public Accountant shall meet the following criteria:

     A.   Optimum audit quality;
     B.   Punctual audit settlement;
     C.   Reasonable Service Fee; and
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     D.   Indonesian Public Accountant which has an affiliation with an
          International Public Accountant and comply with the regulation and requirements set by the regulating body of the Company's listed share.

     Provided that: -    the appointment of the Public Accountant will be
                         selected through a tender process;
                    -    in addition to auditing the Annual Account of the
                         Company for the Financial Year 2003, the selected
                         Public Accountant will also implement a management performance audit by taking into consideration the applicable rules and regulation.

5. A. Approved the formula for compensation for the 2003 financial year and tantiem for the 2002 financial year of the Board of Director and Board of Commissioners, and the amount of compensation and tantiem based on the calculated formula and executive index performance as explained in the Meeting, as follows:

        a.   Determine the compensation for the 2003 financial year as follows:

             -    President Director     (100%) Rp.65,000,000.-
             -    Director               (90%) of President Director's
                                               compensation
             -    President Commissioner (40%) of President Director's
                                               compensation
             -    Commissioner           (36%) of President Director's
                                               compensation

        b. Allocation of tantiem for the 2003 financial year, after tax deduction for income tax of 35% in accordance with the applicable regulations which shall be the responsibility of each tantiem recipient, as follows:

             -    President Director     (100%) Rp.856,202,600.-
             -    Director               (90%) of President Director's tantiem
             -    President Commissioner (40%) of President Director's tantiem
             -    Commissioner           (36%) of President Director's tantiem

     B. Approved the authorization to determine the other benefit of the Board of Directors for the 2003 financial year to the Board of Commissioners by considering the recommendation provided by the Nomination and Renumeration Committee which membership consists of independent external parties and the Board of Commissioner shall report the determination in the next Meeting.

     C. Approved the authorization to determine the other benefit of the Board of Commissioners for the 2003 financial year to The Nomination and Renumeration Committee, with the condition that the maximum amount of other benefit received by the Board of Commissioner shall be 50% of the total amount of other benefits received by the Board of Directors. The Nomination and Renumeration Committee will give its analysis to the Board of Commissioners to receive its approval from the Shareholder of the Dwiwarna A series and further will be reported by the Board of Commissioners in the next Meeting.


SCHEDULE AND PROCEDURE FOR THE DISTRIBUTION OF DIVIDEND

1. Payment of cash dividend for year ended December 31, 2002 for the amount of Rp.3,338,109,614,234.40 or Rp.331.16 per share shall be distributed as follows.
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     RECORDING DATE                     = June 06, 2003; 04.00 p.m. Jakarta Time
     REGULAR AND NEGOTIATION MARKET
       Cum Dividen                      = June 03, 2003
       Ex. Dividen                      = June 04, 2003
     CASH MARKET
       Cum Dividen                      = June 06, 2003
       Ex. Dividen                      = June 09, 2003
     PAYMENT DATE                       = June 12, 2003



2. For ADS holders, payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York, for the amount of shares registered at the register List of ADS holders at the Stock Administration Bureau (SAB) and Kustodian Sentral Efek Indonesia (KSEI) and refers to Record Date on June 06, 2003.

3. For shareholders whose shares are registered at KSEI, cash dividend will be paid through the KSEI.

4. For shareholders whose shares are not registered at KSEI, the Company will send notice of dividend payment (SPPD) to shareholders' address.

     a. Cash Dividend will be paid in cash at Bank Negara Indonesia (BNI), the nearest branch in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both personnel should be attached to the power of attorney.

     b. Cash Dividend for the amount of Rp.10,000,- or more, if requested can be transferred to the shareholders' bank account. Shareholders should notify the SAB at PT DATINDO ENTRYCOM, WISMA DINERS CLUB ANNEX, JL. JEND. SUDIRMAN KAV.34-35, JAKARTA 10220, by enclosing a copy of the valid original Identity Card. The dividend can only be transferred to the bank account of the same name with the shareholders name in Register List of Shareholders.

5. The Company will apply Income Tax Deduction in accordance with the tax regulations for the payments of dividend.

6. In accordance with Circular Letter of the Director General of Tax No. SE-08/PJ.35/1993 jo. S-101/PJ.34/1996, tax deduction for non-Indonesian citizen shareholders will be adjusted with tariff based on Agreement to Avoid Double Taxation (AADT), PPh Article 26, at least by June 06, 2003, shareholders must sent the original letter of Domicile issued by the Government which as AADT with Indonesia, or a copy of letter of Domicile legalized by the authorized Custodian Officer, if those shareholders use Custodian Bank Service. If the above mentioned date elapsed and the SAB has not receive letter of Domicile from such shareholders, the dividend to be paid to those shareholders shall be subject to 20% income tax PPh Article 26.

                                                         BANDUNG, MAY 13TH, 2003
                                                           BOARD OF DIRECTORS